September 9, 2010	Rajib Chanda
(202) 508-4671
rajib.chanda@ropesgray.com

VIA EDGAR

Mr. John Ganley, Esq.

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re: The Managers Funds (Registration Nos. 002-84012 and 811-03752)

Dear Mr. Ganley:

I am writing on behalf of The Managers Funds (the “Trust”) to respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (“SEC”) to Post-Effective Amendment No. 80 under the Securities Act of 1933, as amended (the “1933 Act”), to the Trust’s Registration Statement (the “Registration Statement”) on Form N-1A filed on May 28, 2010 relating to Managers Cadence Capital Appreciation Fund (“Capital Appreciation Fund”), Managers Cadence Emerging Companies Fund (“Emerging Companies Fund”), Managers Cadence Focused Growth Fund (“Focused Growth Fund”) and Managers Cadence Mid-Cap Fund (“Mid-Cap Fund”) (each a “Fund” and collectively the “Funds”), each a series of the Trust. The Trust appreciates this opportunity to respond to the Staff’s comments. The Staff’s comments and the Trust’s responses are set forth below.

Global Comments in Prospectuses

1. Comment: Under “Summary of the Funds – Fees and Expenses of the Fund,” if a Fund does not have Acquired Fund Fees and Expenses and there is no disparity between the Total Annual Fund Operating Expenses and the Financial Highlights, please remove the footnote to the fee table that discloses why the Total Annual Fund Operating Expenses and Total Annual Fund Operating Expenses After Fee Waiver and Expense Reimbursements do not correlate to ratios of expenses to average net assets in the Financial Highlights section of the Fund’s prospectus.

Response: The requested change has been made.

2. Comment: Under “Summary of the Funds – Fees and Expenses of the Fund,” please consider shortening the footnote to the fee table that discusses the Fund’s contractual expense limitation. In particular, please consider moving the disclosure regarding fees and expenses that are excluded from the waiver and the discussion of recoupment to a new section in the prospectus outside the summary section.

Response: The Trust respectfully declines to make this change because it believes this disclosure is necessary in the summary section for each Fund to avoid shareholder confusion. Furthermore, as the Staff has not objected to this disclosure for the other funds in the Managers family of funds, 32 out of 34 of which have currently effective summary prospectuses (and 30 of which contain similar disclosure), the Trust believes that removal of this disclosure would lead to an inconsistency that could lead to shareholder confusion when comparing funds within the fund family.

3. Comment: Under “Summary of the Funds – Portfolio Turnover,” with respect to a Fund that has experienced portfolio turnover in excess of 100%, please consider whether active trading is a component of the Fund’s investment strategy and, if so, please consider adding disclosure to that effect.

Response: No Fund engages in active trading as a component of its investment strategies, therefore, no changes have been made to the disclosure.

4. Comment: Under “Summary of the Funds – Principal Risks – Sector Risk,” please consider whether this disclosure should identify a particular industry sector in which a Fund has significant investments and discuss the specific risks associated with that sector.

Response: None of the Funds have significant investments in a particular industry sector, therefore no additional disclosure has been added.

5. Comment: Under “Summary of the Funds – Tax Information,” please consider shortening the disclosure by deleting the last two sentences of the paragraph and noting at the end of the first sentence that, with respect to IRAs, 401(k)s and tax-advantaged investment plans, distributions are taxable to the investor at the time withdrawals are made from the IRA, 401(k) or plan, as we believe the current disclosure goes beyond that which is contemplated by Item 7 of Form N-1A. The disclosure may be included in the prospectus outside the summary section.

Response: The Trust respectfully declines to remove that language because it believes that it is not prohibited by Item 7, enhances shareholder understanding, and is not so extensive or detailed as to make it inappropriate for the summary portion of the prospectus.

6. Comment: In the retail share class prospectus, under “Summary of the Funds – Fees and Expenses of the Fund,” please move footnote 1 regarding deferred sales charges applicable to purchases of Class A shares of $1 million or more to below the Annual Fund Operating Expenses Table, so that the two tables are not separated by such footnote.

Response: The requested change has been made.

7. Comment: Please consider delaying the effectiveness of the Registration Statement until the reorganizations have been consummated by making a 485BXT filing or acknowledge in your response letter that there will be no sales under the prospectuses until the reorganizations become effective.

Response: The Trust made a 485BXT filing on August 9, 2010 to extend the effective date of the Registration Statement to August 27, 2010 and a subsequent 485BXT filing on August 26, 2010 to extend the effective date of the Registration Statement to September 10, 2010. Furthermore, the Trust hereby acknowledges that there will be no sales under the prospectuses until the reorganizations become effective.

Capital Appreciation Fund

8. Comment: Under “Summary of the Funds – Principal Risks,” please consider adding mid-cap and/or small-cap risk disclosure in light of the statement under “Summary of the Funds – Principal Investment Strategies” that the Fund will invest in companies with market capitalizations of $3 billion or more. Alternatively, the Fund may revise the disclosure under “Summary of the Funds – Principal Investment Strategies” to reflect that despite this statement, the Fund primarily invests in large-cap stocks.

Response: The Fund primarily invests in large-cap stocks. The disclosure under “Summary of the Funds – Principal Investment Strategies” has been revised to reflect this.

Focused Growth Fund

9. Comment: Under “Summary of the Funds – Principal Risks,” please consider adding mid-cap and small-cap risk disclosure in light of the statement under “Summary of the Funds – Principal Investment Strategies” that the Fund will invest in companies with market capitalizations of at least $100 million. Alternatively, the Fund may revise the disclosure under “Summary of the Funds – Principal Investment Strategies” to reflect that despite this statement, the Fund primarily invests in large-cap stocks.

Response: The Fund primarily invests in large-cap stocks. The disclosure under “Summary of the Funds – Principal Investment Strategies” has been revised to reflect this.

Mid-Cap Fund

10. Comment: Under “Summary of the Funds – Principal Investment Strategies,” please consider revising the definition of “medium market capitalization companies” to show the market capitalization range of the companies represented in the Russell Midcap Index as of the latest reconstitution of that index.

Response: The requested change has been made.

11. Comment: Under “Summary of the Funds – Principal Risks,” please consider adding small-cap risk disclosure in light of the statement under “Summary of the Funds – Principal

Investment Strategies” that the Fund will invest in companies with market capitalizations as low as $262 million. Alternatively, the Fund may revise the disclosure under “Summary of the Funds – Principal Investment Strategies” to reflect that despite this statement, the Fund primarily invests in mid-cap stocks.

Response: The Fund primarily invests in mid-cap stocks. The disclosure under “Summary of the Funds – Principal Investment Strategies” has been revised to reflect this.

Emerging Companies Fund

12. Comment: Under “Summary of the Funds – Principal Investment Strategies,” please consider revising the definition of “emerging companies” to be consistent with investor expectations of the term.

Response: The Trust is aware of the Staff’s objections to the definition of “emerging companies” and has determined to revise the definition as shown below, which accurately reflects the Fund’s investment strategies.

Cadence defines “emerging companies” as companies it believes have improving fundamentals; are developing new products or technologies, entering new markets or growing market share within existing markets; and whose stock is reasonably valued by the market. Although emerging companies may potentially be found in any market capitalization, Cadence will invest at least 80% of its net assets, under normal circumstances, in U.S. companies with market capitalizations within the range of the Russell MicroCap Index and the Russell 2000 Index. As of May 31, 2010, the latest reconstitution of the indices, the lowest market capitalization in the Russell MicroCap Index was $30 million and the highest market capitalization in the Russell 2000 Index was $2.274 billion.

13. Comment: Under “Summary of the Funds – Fees and Expenses of the Fund,” please delete footnote 1 to the fee table regarding the voluntary fee waiver, as we believe this disclosure is not contemplated by Item 3 of Form N-1A.

Response: The requested change has been made

14. Comment: Under “Summary of the Funds – Principal Risks,” please revise “Liquidity Risk” to more accurately reflect the nature of the risk for this type of fund.

Response: “Liquidity Risk” has been revised as follows: “particular investments, such as illiquid securities, may not be able to be sold at the price the Fund would like or the Fund may have to sell them at a loss.”

15. Comment: Under “Summary of the Funds – Principal Risks,” please consider adding disclosure regarding the risks associated with emerging companies or consider clarifying that such risks are included under “Small- and Micro-Capitalization Stock Risk”.

Response: The requested change has been made to “Small- and Micro-Capitalization Stock Risk”.

Comments in Statement of Additional Information

16. Comment: Please add class ticker symbols to the cover page.

Response: The requested change has been made.

17. Comment: Under “Trustees and Officers,” please indicate that the “Other Directorships Held By Trustee” columns in the “Independent Trustees” and “Interested Trustees” tables include information for the past 5 years, as required by Item 17(b)(3) of Form N-1A, by disclosing such time frame either in the column headings or in a footnote to the tables.

Response: The requested change has been made.

18. Comment: Under “Trustees and Officers,” please consider providing more extensive disclosure for the information included in the “Experience, Qualifications, Attributes, Skills For Board Membership” columns in the “Independent Trustees” and “Interested Trustees” tables. Please consider whether it is appropriate to continue to disclose such information in the tables, or whether it should be presented in narrative form.

Response: The Trust respectfully declines to make any changes to the disclosure at this time. Item 17(b)(10) of Form N-1A does not prohibit the information regarding the experience, qualifications, attributes and skills of trustees from being included in a table and the Trust believes this format enhances shareholder understanding. The Trust will consider whether to enhance the existing disclosure in connection with the Trust’s 2011 annual update process.

General Comment

19. Comment: Please file the opinion of counsel and consent of the independent accounting firm contemplated by Part C of Form N-1A with the 485(b) filing.

Response: The requested exhibits have been added to the 485(b) filing.

As requested, we acknowledge the following: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to such comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and (iii) the Trust may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States. As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

Please direct any questions you may have with respect to this filing to me at (202) 508-4671.

Very truly yours,

/s/ Rajib Chanda

Rajib Chanda